Tri-Continental Corporation
April 29, 2011
Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
Washington, DC 20549

Re:	Tri-Continental Corporation (the “Corporation”) File Nos.: 333-104669 and 811-00266 Post-Effective Amendment to a Registration Statement on Form N-2
Dear Ms. Hatch:
This letter responds to comments received by telephone on April 28, 2011 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below:

Comment 1.	Please make sure a Tandy Representation is included in your Response Letter.

Response:	A Tandy Representation can be found at the end of this Response Letter.

Comment 2.	In the Corporation’s Investment Objective and Other Policies and Related Risks section, please remove the language “over the years” from the investment objective and amend to more clearly state the current objective.

Response:	The disclosure has been revised to read: The Corporation’s investment objective is to produce future growth of both capital and income while providing reasonable current income.

Comment 3.	In the Corporation’s Investment Objective and Other Policies and Related Risks section, please add disclosure regarding the ability to invest in emerging market securities and the Corporation’s use of leverage through its preferred stock.

Response:	The requested disclosure has been added.

Comment 4.	In the Corporation’s Financial Highlights, please make the following revisions under the sub-heading “Less distributions to Stockholders from”:

• Please add the heading “Net Investment Income” above Preferred Stock and Common Stock

• Please clarify that the items “Net Realized Gains” and “Tax Return of Capital” refer to distributions from Common Stock

Response:	The disclosure has been revised accordingly.

Comment 5.	In the Corporation’s Financial Highlights, please confirm that footnote “b” to the item “Adjusted net asset value, end of period” assumes only the exercise of outstanding warrants and does not take into consideration any other capital transaction.

Response:	The footnote is accurate, the exercise of outstanding warrants is the only assumption under this item.
In connection with the above-referenced Filing, the Corporation hereby acknowledges the following:
The disclosures in the filing are the responsibility of the Corporation and the Corporation is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Corporation represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Corporation represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at (212) 850-1354 or Joseph D’Alessandro at (212) 850-1703.
Sincerely,

/s/ Theodore R. Franzese
Theodore R. Franzese
Associate Counsel
Ameriprise Financial, Inc.
225 Franklin Street • Boston, MA 02110